Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES INC. ANNOUNCES EQUITY FINANCING

MONTREAL, Quebec, Canada, June 1st, 2010 - Richmont Mines Inc. (“Richmont”) (TSX - NYSE Amex: RIC) announced today that it has filed a preliminary short form prospectus with the securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta, Ontario and Quebec, in connection with an overnight-marketed public offering (the "Offering") of common shares of Richmont (the "Common Shares"). The Offering is subject to certain conditions, including the approval of the Toronto Stock Exchange and the NYSE Amex.

The Common Shares will be sold publicly in the provinces of British Columbia, Alberta, Ontario and Quebec and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act").

The Offering is expected to close on or about June 17, 2010 and the size and the price of the Offering will be determined in the context of the market.

The net proceeds of the Offering will be used for development work at Richmont’s projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

The Common Shares that may be offered have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Common Shares may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Common Shares that may be offered under the short form prospectus within the United States or to U.S. persons.

About Richmont Mines Inc.
Richmont has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, Richmont is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Marco Wingender
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 240
E-mail: jaitken@richmont-mines.com	E-mail: marco.wingender@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com